Filed by VimpelCom Ltd.

Commission File No: 333-164770

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Open Joint Stock Company “Vimpel-Communications”

Subject Company Commission File No.: 001-14522

OJSC VIMPELCOM ADS HOLDERS YOU NEED TO TAKE ACTION NOW The Exchange Offer is scheduled to expire at 5:00 p.m. New York City time on April IS, 2010. OJSC VimpelCom (NYSE: VIP) American Depositary Share (ADS) holders need to act now to exchange their ADSs into Depositary Receipts representing VimpelCom Ltd. shares, as recommended by the OJSC VimpelCom Board of Directors. Any unexchanged OJSC VimpelCom ADSs are to be delisted from the New York Stock Exchange following successful completion of the Exchange Offer. YOU CAN EITHER: 1. follow the instructions on the form sent to you by your bank or broker on which your name and address are printed; or 2. contact the person responsible for your account at your bank or broker and give instructions to tender your ADSs into the Exchange Offer. Please note that your bank or broker may need to receive your instructions earlier than April 15 in order to tender your shares in time. Please act now. THE VIMPELCOM LTD. EXCHANGE OFFER: VimpelCom Ltd. is a new company headquartered in Amsterdam, the Netherlands, that will bring together 100% of OJSC VimpelCom and 100% of Kyivstar, Ukraine’s largest mobile operator, to provide a strong platform for the next phase of growth in emerging telecoms markets. To achieve this combination of OJSC VimpelCom and Kyivstar, VimpelCom Ltd. is offering to exchange OJSC VimpelCom ADSs for VimpelCom Ltd. Depositary Receipts which will be listed on the New York Stock Exchange. Any unexchanged OJSC VimpelCom ADSs are to be delisted from the New York Stock Exchange following successful completion of the Exchange Offer. OJSC VimpelCom ADS holders are urged to follow the OJSC VimpelCom Board of Directors’ recommendation to exchange their ADSs as soon as possible, no matter the size of their holding. - If you need any assistance or have questions about how to exchange your OJSC VimpelCom ADSs for VimpelCom Ltd. Depositary Receipts, please call lnnisfree M&A, the Information Agent for the Exchange Offer, Toll-Free, at 1-877-800-5109 or visit www.vimpelcomlimited.com. VirnpelCom Ltd IMPORTANT ADDITIONAL INFORMATION This announcement is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval. VimpelCom Ltd. is offering to exchange one Depositary Receipt or a nominal cash amount for each OJSC VimpelCom ADS and 20 Depositary Receipts or a nominal cash amount for each OJSC VimpelCom share. The solicitation of offers to exchange all OJSC VimpelCom shares (including those represented by ADSs) for VimpelCom Ltd. Depositary Receipts in the U.S. will only be made pursuant to the prospectus and related U.S. Offer acceptance materials filed with the SEC and mailed to holders of OJSC VimpelCom securities eligible to participate in the U.S. Offer. Additional copies may be obtained for free at the SEC’s website at www.sec.gov, VimpelCom Ltd.’s website at www.vimpelcomlimited.com or from lnnisfree M&A Incorporated, the information agent, at the following telephone numbers: 1-877-800-5190 (for shareholders and ADS holders) and 1-212-750-5833(f or banks or brokers). Holders of OJSC VimpelCom securities are urged to carefully read the registration statement (including the prospectus) and any other documents relating to the U.S. Offer that are or will be filed with the SEC, as well as any amendments and supplements to those documents, because they contain important information. This announcement is not for publication, release or distribution in or into or from any jurisdiction where it would otherwise be prohibited. VimpelCom Ltd. has the right to extend the acceptance period of the U.S. Offer by issuing a press release and by publishing an announcement in newspapers in the United States and Russia.